Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our reports dated February 18, 2013 and May 6, 2013, with respect to the consolidated financial statements, financial statement schedules and internal control over financial reporting included in the Annual Report on Form 10-K for the year ended December 31, 2012, of NorthStar Realty Finance Corp., and the combined statement of revenues and certain expenses of “Properties” that appears in the Current Report on Form 8-K/A of NorthStar Realty Finance Corp., dated April 5, 2013 and filed with the Securities and Exchange Commission on May 6, 2013, respectively, which are incorporated by reference in this Registration Statement.  We consent to the incorporation by reference in the Registration Statement of the aforementioned reports, and to the use of our name as it appears under the caption “Experts.”

/s/ GRANT THORNTON LLP

New York, New York

August 9, 2013